Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 21-10

Alianza Minerals Announces C$1.2 Million Non-Brokered Flow-Through Private Placement

Not for distribution to United States Newswire Services or for dissemination in the United States

Vancouver, BC, May 31, 2021 - Alianza Minerals Ltd. (TSX-V: ANZ, OTCQB: TARSF) (“Alianza” or the “Company”) is pleased to announce a non-brokered private placement of 10 million Flow-Through Shares of the Company at a price of C$0.12 per flow-through share for gross proceeds to the Company of up to C$1.2 million (the “Offering”). Red Cloud Securities Inc. is acting as a finder in connection with the Offering.

The gross proceeds from the issuance of the Flow-Through Shares will be used for “Canadian Exploration Expenses” (within the meaning of the Income Tax Act (Canada)) (the “Qualifying Expenditures”), which will be renounced with an effective date no later than December 31, 2021 to the purchasers of the Flow-Through Shares in an aggregate amount not less than the gross proceeds raised from the issue of the Flow-Through Shares. If the Qualifying Expenditures are reduced by the Canada Revenue Agency, the Company will indemnify each Flow-Through Shares subscriber for any additional taxes payable by such subscriber as a result of the Company’s failure to renounce the Qualifying Expenditures.

The net proceeds from the sale of Flow-Through Shares shall be used for exploration of the Company’s Haldane Silver Project in the Keno Hill District, Yukon.

Jason Weber, President and CEO of Alianza, noted that “These funds will be used to complete additional drilling at the West Fault target, where drilling is underway. This will be important in helping us follow up the wide, high-grade intersection in our 2020 program which included 8.72 metres averaging 311 g/t silver, 0.89% lead and 1.13% zinc.”

The closing of the Offering is expected to occur on or about June 14, 2021 and is subject to receipt of all necessary regulatory approvals including the TSX Venture Exchange (the “TSXV”). Finder’s fees of 7% in cash and 7% in finder’s warrants will be paid to eligible parties. Each finder’s warrant is exercisable into one common share at C$0.12 for a period of 24 months. The Flow-Through Shares issued with respect to the Offering will be subject to a hold period of four months and one day in accordance with applicable securities laws.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and is actively seeking partners on other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY’S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.